Messerli & Kramer P.A.

100 South Fifth Street, Suite 1400

Minneapolis, Minnesota  55402

June 29, 2010

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C.  20549

Attention: David L. Orlie, Staff Attorney

Courtney Haseley, Staff Attorney

Re:                            Datalink Corporation

Amendment No. 1 to Registration Statement on Form S-3

File No.  333-166915

Ladies and Gentlemen:

On behalf of Datalink Corporation (the “Company”), we are submitting this letter in response to the comments of the staff of the Securities and Exchange Commission contained in the letter dated June 14, 2010 to Gregory T. Barnum, the Company’s Chief Financial Officer.   For your convenience, we have repeated the comments set forth in the staff’s letter in bold print, and followed each comment with the Company’s response.

Description of Debt Securities, page 15

1.                                      In the first full paragraph on page 16, you state that you may issue debt securities upon conversion of or in exchange for other securities. We note that Form S-3 is not available for exchange transactions and is only available for conversions with respect to outstanding convertible securities. Please revise this disclosure or advise. Refer to General Instructions I.B.1 and I.B.4 of Form S-3.

The disclosure in Amendment No. 1 has been revised to eliminate any reference that the debt securities may be exchanged for other securities.

2.                                      At the top of page 18, you state that offered debt securities may be converted into or exchanged for shares of your capital stock or other securities of any other person. Convertible securities may not be issued convertible for “capital stock” or “other securities” that have not been registered under this registration statement, unless the convertible securities convertible into such other securities are not legally exercisable immediately or within one year of the date of sale of the convertible security. All of the underlying classes of securities to which the convertible securities relate must be identified in the registration statement. Please revise this disclosure or advise.

The disclosure in Amendment No. 1 has been revised to indicate that convertible securities will be convertible into securities that are being registered by the Form S-3 registration statement.

Exhibit 5.1

3.                                      The legal opinion you have filed is limited to the laws of the state of Minnesota and the federal laws of the United States. However, Section 112 of the indenture provides that the indenture is to be governed by the laws of the state of New York. As counsel’s opinion must properly address the enforceability of debt securities issued pursuant to the indenture, please file a revised opinion which covers New York law. See Item 601(b)(5) of Regulation S-K.

A revised legal opinion is being filed to cover New York law.

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If you have any questions regarding the Company’s responses, please feel free to contact me at 612-372-3706 or Andy Tataryn at 612-672-3707.

Very truly yours,
/s/ Jeffrey C. Robbins
Jeffrey C. Robbins

cc: Gregory T. Barnum, Chief Financial Officer, Datalink Corporation

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